KW

16003574

SEC
Mail Processing
Section

FEB 25 2016

Washington DC
409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-51555

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GOVERNMENT CAPITAL SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

559 SILICON DRIVE, STE 102
(No. and Street)

SOUTHLAKE (City) TEXAS (State) 76092 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TERRY DEBO (817) 421-5400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R.C. NEAL, P.C.
(Name – *if individual, state last, first, middle name*)

3208 N O'CONNOR RD (Address) IRVING (City) TEXAS (State) 75062 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JG

OATH OR AFFIRMATION

I, D'ANNE BOWDEN CARSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GOVERNMENT CAPITAL SECURITIES CORPORATION, as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANN SCHMIDT
My Commission Expires
April 29, 2019
NOTARY PUBLIC
STATE OF TEXAS

[signature]
Signature

VICE PRESIDENT - CHIEF COMPLIANCE OFFICER
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) * Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) * Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) * A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) * A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*EXEMPT, NOT APPLICABLE OR NONE

R.C. Neal, P.C.

CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors of Government Capital Securities Corporation
559 Silicon Drive, Ste 102
Southlake, TX 76092

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Government Capital Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Government Capital Securities Corporation compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Government Capital Securities Corporation management is responsible for the Government Capital Securities Corporation compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with detailed cash general ledger account noting no difference;
2. Compared total revenue reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3. Noted there were no adjustments reported in the Form SIPC-7;
4. Proved the arithmetical of the calculations reflected in Form SIPC-7 noting no differences; and
5. Noted there was no overpayment to compare with Form SIPC-7T.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 19, 2016

R.C. Neal, P.C.

R.C. Neal, P.C.

R.C. Neal, P.C.
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S EXEMPTION REPORT

The Board of Directors
Government Capital Securities Corporation

We have reviewed management's statements, included in the accompanying exemption report, in which (a) Government Capital Securities Corporation (a Texas Corporation) identified the following provisions of 17C.F.R. §240.15c3-3(k)(i) under which Government Capital Securities Corporation claimed an exemption from 17C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (b) Government Capital Securities Corporation stated that Government Capital Securities Corporation met the identified exemption provisions throughout the period from January 1, 2015 to December 31, 2015 without exception. Government Capital Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Government Capital Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

R.C. Neal, P.C.
R.C. Neal, P.C.

Irving, Texas
February 19, 2016

3208 N. O'Connor Rd. · Irving, Texas 75062 · (972) 259-5757

GOVERNMENT CAPITAL SECURITIES CORPORTATION
EXEMPTION REPORT

Government Capital Securities Corporation (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17C.F.R. §240.15c3-3 under the following provisions of 17C.F.R. §240.15c3-3(k)(2)(i) throughout the period from January 1, 2015 to December 31, 2015.

(2) The Company met the identified exemption provisions in 17C.F.R. §240.15c3-3(k) throughout the period from January 1, 2015 to December 31, 2015 without exception.

Government Capital Securities Corporation

I D'Anne Bowden Carson swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature: [signature]

Title: Vice President – Chief Compliance Officer

Date: February 19, 2016

GOVERNMENT CAPITAL
SECURITIES CORPORATION
FINANCIAL REPORT
DECEMBER 31, 2015 and 2014

CONTENTS

R.C. Neal, P.C.
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Government Capital Securities Corporation

Report on the Financial Statements

We have audited the accompanying financial statements of Government Capital Securities Corporation (a Texas Corporation) which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) pursuant to SEA Rule 17a-5(g). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3208 N. O'Connor Rd. · Irving, Texas 75062 · (972) 259-5757

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Government Capital Securities Corporation as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

The supplementary information contained in Schedules 1, 2 and 3 (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17C.F.R. §240.17a-5. In our opinion, the supplementary information contained in Schedules 1, 2 and 3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

R.C. Neal, P.C.

R.C. Neal, P.C.

Irving, Texas
February 19, 2016

GOVERNMENT CAPITAL SECURITIES CORPORATION
BALANCE SHEETS
DECEMBER 31, 2015 and 2014

ASSETS	2015	2014
CASH AND CASH EQUIVALENTS	$ 172,804	$ 131,882
PREPAID EXPENSES	2,037	3,270
TOTAL CURRENT ASSETS	174,841	135,152
TOTAL ASSETS	$ 174,841	$ 135,152
LIABILITIES AND STOCKHOLDERS' EQUITY		
ACCRUED EXPENSES	$ 10,500	$ 11,700
ACCRUED TAXES	5,111	4,254
TOTAL CURRENT LIABILITIES	15,611	15,954
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value, 1,000 shares authorized, 1,000 shares issued and outstanding	10	10
Additional paid-in capital	19,990	19,990
Retained earnings	139,230	99,198
TOTAL STOCKHOLDERS' EQUITY	159,230	119,198
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 174,841	$ 135,152

The accompanying notes are an integral part of the financial statements.

GOVERNMENT CAPITAL SECURITIES CORPORATION
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2015 and 2014

	2015	2014
REVENUES		
Securities commissions	$ 3,146,781	$ 3,425,546
EXPENSES		
Legal and professional fees	674,885	578,714
Salaries, commissions and related taxes	1,177,928	1,468,605
Other direct costs	989,009	1,089,467
General and administrative	260,590	247,932
	3,102,412	3,384,718
INCOME BEFORE INCOME TAXES	44,369	40,828
INCOME TAXES	4,337	3,176
NET INCOME	$ 40,032	$ 37,652

The accompanying notes are an integral part of the financial statements.

GOVERNMENT CAPITAL SECURITIES CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2013	1,000	$ 10	$ 19,990	$ 61,546	$ 81,546
Net Income	-	-	-	37,652	37,652
Balance at December 31, 2014	1,000	10	19,990	99,198	119,198
Net Income	-	-	-	40,032	40,032
Balance at December 31, 2015	1,000	$ 10	$ 19,990	$ 139,230	$ 159,230

The accompanying notes are an integral part of the financial statements.

GOVERNMENT CAPITAL SECURITIES CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2015 and 2014

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 40,032	$ 37,652
Adjustments to reconcile net income to net cash provided by operating activities:		
Net decrease (increase) in:		
Prepaid expenses	1,233	(573)
Net increase (decrease) in:		
Accrued expenses	(343)	1,152
Net cash provided by operating activities	40,922	38,231
CASH FLOWS FROM INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES	-	-
NET INCREASE IN CASH	40,922	38,231
CASH AT BEGINNING OF PERIOD	131,882	93,651
CASH AT END OF PERIOD	$ 172,804	$ 131,882
SUPPLEMENTAL CASH FLOW INFORMATION		
Cash paid for income taxes	$ 3,480	$ 2,524

GOVERNMENT CAPITAL SECURITIES CORPORATION
INDEX TO
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 and 2014

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – Government Capital Securities Corporation (Company) was incorporated on January 25, 1999, and became registered with the United States Securities and Exchange Commission as a broker-dealer in February 1999. The Company offers a broad range of public finance services including financial advisory services as well as securities placement agent.

Cash equivalents – The Company considers time deposits with original maturities of three months or less to be components of cash.

Revenue recognition – The Company receives financial advisory fees and commissions in connection with the offering of revenue bond offerings. Commissions and financial advisory fees are earned only after the bond offerings and the advisory services are completed.

Management estimates - In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions which could affect the reported amounts of assets, liabilities, revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Income Taxes – During 2005, the Company filed an election with the United States Internal Revenue Service ("IRS") to be treated as an S Corporation for federal income tax reporting purposes. The election was accepted by the IRS effective January 1, 2003 and accordingly, the Company is not subject to federal income taxes subsequent to the effective date.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1) which requires maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15-to-1. The Company had net capital of $157,193 and $115,928 at December 31, 2015 and 2014 respectively, which exceeds the $5,000 minimum required. The Company's capital exceeds the minimum required levels for each of the states in which it operates.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company shares office facilities with an affiliate. Effective December 1, 2003, the Company entered into an Operating Agreement with the affiliate whereby the Company is charged a monthly management fee, which is intended to cover various administrative and overhead costs. The management fee is determined on a reasonable and consistent basis that attempts to equate the proportional cost to the proportional benefit derived by the Company. The monthly management fee is payable upon specific request by the affiliate and is subject to adjustment at least annually. Additionally, the Company may pay additional fees to the affiliate in consideration of the affiliate's established reputation in the municipal leasing market, its relationships with a large number of municipal entities in the Company's geographic market, and the direct and indirect assistance provided by the affiliate in referring municipal bond opportunities to the Company. Total fees paid by the Company were $593,200 and $885,800 for 2015 and 2014, respectively.

NOTE 4 – INCOME TAXES

Income tax expense was computed as follows:

	2015	2014
State franchise taxes	$ 4,337	$ 3,176
Total taxes	$ 4,337	$ 3,176

NOTE 5 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 19, 2016, the date that the financial statements were available to be issued. No significant subsequent events have been identified that would require adjustment of or disclosure in the accompanying financial statements.

SUPPLEMENTARY INFORMATION

SCHEDULE 1

GOVERNMENT CAPITAL SECURITIES CORPORTATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

NET CAPITAL	
Total stockholders' equity	$ 159,230
Less non-allowable assets:	
Prepaid expenses	(2,037)
TOTAL NET CAPITAL	157,193
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required under Rule 15c3-1	5,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIRED	$ 152,193
AGGREGATE INDEBTEDNESS	$ 15,611
PERCENTAGE OF AGGREGATED INDEBTEDNESS TO NET CAPITAL	9.93%

SCHEDULE 2

GOVERNMENT CAPITAL SECURITIES CORPORTATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

EXEMPTIVE PROVISIONS:

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i). The broker dealer does not clear transactions, does not carry customer accounts and is not a broker-dealer that effectuates financial transactions with customers in accordance with that rule.

SCHEDULE 3

GOVERNMENT CAPITAL SECURITIES CORPORTATION
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THE COMPUTATIONS INCLUDED IN PART IIA OF FORM X-17A-5
DECEMBER 31, 2015

NET CAPITAL PER FOURTH QUARTER FORM X-17A-5	$ 157,193
DIFFERENCES	-
NET CAPITAL PER FINANCIAL STATEMENTS	$ 157,193